Exhibit 99.14

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS –

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Kenneth Amann, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(signed) Kenneth Amann	April 28, 2020
Name: Kenneth Amann	Date:
Title: Chief Financial Officer

Reporting Issuer Name:	Cresco Labs Inc.

End date of previous financial year:	December 31, 2019

Type of Reporting Issuer:	[ ] Class 1 reporting	[ ] Class 3B reporting
	issuer	issuer

Highest Trading Marketplace:	CSE

Market value of listed or quoted equity securities:

Equity Symbol CL

1st Specified Trading Period (dd/mm/yy)	01/01/19 to 31/03/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 15.0500 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		33,431,000 (ii)

	(i) x (ii)	$ 503,136,550
Market value of class or series		(A)

2nd Specified Trading Period (dd/mm/yy)	01/04/19 to 30/06/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 13.5400 (iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		46,720,000 (iv)

Market value of class or series	(iii) x (iv)	$ 632,588,800 (B)

3rd Specified Trading Period (dd/mm/yy)	01/07/19 to 30/09/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 7.7700 (v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		67,514,000 (vi)

	(v) x (vi)	$ 524,583,780
Market value of class or series		(C)

4th Specified Trading Period (dd/mm/yy)	01/10/19 to 31/12/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 8.9300 (vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		73,610,939 (viii)

	(vii) x (viii)	$ 657,345,685.27
Market value of class or series		(D)

5th Specified Trading Period (dd/mm/yy)	N/A to

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ (ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		___________________________ (x)

	(ix) x (x)	$
Market value of class or series		(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$________________579,413,703.82 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)		$ 80,958,570
(2)

Capitalization for the previous financial year	(1) + (2)	$ 660,372,273.82

Participation Fee		$ 19,000.0000

Late Fee, if applicable		$

Total Fee Payable		$ 19,000.0000
(Participation Fee plus Late Fee)